:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number: 000-29173 Notification of Late Filing

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

Verenium Corporation
Full Name of Registrant

Diversa Corporation
(Former Name if Applicable)

55 Cambridge Parkway
Address of Principal Executive Office (Street and Number)

Cambridge, MA 02142
City, State and Zip Code

Part II — Rules 12b-25(b) and (c)

If the subject report or subject distribution report on Form 10-D could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-(b), the following should be completed. (Check box, if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Verenium Corporation (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the three months ended March 31, 2009 due to the additional time required to analyze certain valuation and accounting treatment relating to the adoption of Financial Accounting Standards Board’s Accounting Principles Board Opinion No. 14-1 (“APB 14-1”), “Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion (Including Partial Cash Settlement),” and Emerging Issues Task Force Statement No. 07-05 (“EITF 07-05”), “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock,” which have revised the required accounting treatment for the Company’s 8% Senior Convertible Notes issued in February 2008. The Company has engaged a third party accounting firm to assist with the assessment of the technical accounting and related valuations resulting from these required changes in accounting treatment. This assessment is still subject to finalization by the Company and review by its independent registered public accounting firm. The Company anticipates that it will file its Form 10-Q on or prior to the fifth calendar day following the prescribed due date.

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification.

Jeffrey G. Black	858	526-5390
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pending the final assessment of the impact of the adoption of APB 14-1 and EITF 07-05 as described above, the Company expects to report financial results for the quarter ended March 31, 2009 that range from estimated net income of approximately $3.3 million to an estimated net loss of approximately $286,000. In comparison, net loss for the same period in the prior year was $23.1 million. The significant anticipated change in results of operations from the corresponding period for the last fiscal is largely attributed to the non-cash impact of accounting for fair value adjustments and conversions related to the Company’s 8% Senior Convertible Notes, including the impact of the adoption of APB 14-1 and EITF 07-05.

Verenium Corporation
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2009

By:	/s/ James E. Levine	By:	/s/ Jeffrey G. Black
	James E. Levine		Jeffrey G. Black
Its:	Chief Financial Officer	Its:	Chief Accounting Officer